Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

EASTERN VIRGINIA BANKSHARES, INC.

1. Name of Corporation. The name of the Corporation is Eastern Virginia Bankshares, Inc.

2. Text of Amendments. Article II of the Corporation’s Articles of Incorporation (the “Articles of Incorporation”) shall be amended to add a new Paragraph F to fix the preferences, limitations and relative rights of the Corporation’s Non-Voting Mandatorily Convertible Non-Cumulative Preferred Stock, Series B (the “Series B Preferred Stock”), all as set forth in Exhibit A attached hereto.

3. Adoption and Date of Adoption. Pursuant to Section 13.1-639A of the Virginia Stock Corporation Act (the “Act”), Article II, Paragraph D of the Articles of Incorporation permits the Corporation’s Board of Directors to amend the Articles of Incorporation in order to establish the terms, including preferences, limitations and relative rights, of one or more series of the Corporation’s authorized class of serial preferred stock without the approval of the Corporation’s shareholders.

The Corporation certifies that the foregoing amendments were adopted on February 21, 2013 by the Corporation’s Board of Directors without shareholder approval pursuant to the above referenced sections of the Act and Articles of Incorporation. The Corporation has not issued any shares of the Series B Preferred Stock as of the date hereof.

4. Effective Date and Time. The foregoing amendments to the Articles of Incorporation shall become effective when the Virginia State Corporation Commission issues the certificate of amendment for such amendments.

[Remainder of Page Intentionally Left Blank]

[Signature Page to Articles of Amendment]

Dated: June 10, 2013	EASTERN VIRGINIA BANKSHARES, INC.

	By:	/s/ Joe A. Shearin
		Name:	Joe A. Shearin
		Title:	President and Chief Executive Officer

Exhibit A

Article II

Paragraph F. Non-Voting Mandatorily Convertible Non-Cumulative Preferred Stock, Series B

1. Designation. There is hereby established out of the authorized and unissued shares of Preferred Stock of the Corporation a series of Preferred Stock designated as the “Non-Voting Mandatorily Convertible Non-Cumulative Preferred Stock, Series B” (the “Series B Preferred Stock”). The number of shares constituting such series initially shall be 5,250,000. The par value of the Series B Preferred Stock shall be $2.00 par value per share.

2. Definitions. The following initially capitalized terms shall have the following meanings for purposes of this Paragraph F, whether used in the singular or the plural:

(a)	“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, including as such term is defined in Section 2(k) of the BHC Act. For the purposes of this definition, “control” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(b)	“Beneficially own,” “beneficial owner” and “beneficial ownership” and similar terms are defined in Rules 13d-3 and 13d-5 of the Exchange Act.

(c)	“BHC Act” means the Bank Holding Company Act of 1956, as amended.

(d)	“Business Day” means any day other than a Saturday or Sunday, a day on which, in New York City, banking institutions generally are authorized or obligated by law or executive order to be closed or any other day on which the Securities and Exchange Commission is closed.

(e)	“Castle Creek Holder” means Castle Creek Capital Partners IV, LP, and each of its respective Affiliates, successors and assigns, including, with respect to any shares of Series B Preferred Stock originally issued to Castle Creek Capital Partners IV, LP, any Person to whom any such shares are sold, assigned or otherwise transferred.

(f)	“Common Stock” means the common stock of the Corporation, par value $2.00 per share, or any other capital stock of the Corporation into which such common stock shall be reclassified or changed.

(g)	“Conversion Agent” means the Transfer Agent acting in its capacity as conversion agent for the shares of the Series B Preferred Stock, and its successors and assigns.

Ex. A-1

(h)	“Conversion Conditions” shall have the meaning set forth in Article II, Paragraph F, Section 5(a).

(i)	“Conversion Date” means, with respect to any given share of Series B Preferred Stock, the date on which such share of Series B Preferred Stock has been converted pursuant to Article II, Paragraph F, Section 5(a).

(j)	“Converted Stock Equivalent Amount” means, for each share of Series B Preferred Stock, one share of Common Stock; provided that if, after issuance of any shares of Series B Preferred Stock, the Corporation subdivides or splits its outstanding Common Stock, including by way of a dividend or distribution of Common Stock, or combines its outstanding Common Stock into a lesser number of shares, the “Converted Stock Equivalent Amount” with respect to such issued and outstanding shares of Series B Preferred Stock shall be proportionately adjusted as if such action applied to the shares of Common Stock represented by the Converted Stock Equivalent Amount.

(k)	“DTC” shall have the meaning set forth in Article II, Paragraph F, Section 5(b).

(l)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

(m)	“GCP Holder” means GCP III EVB LLC, and each of its respective Affiliates, successors and assigns, including, with respect to any shares of Series B Preferred Stock originally issued to GCP III EVB LLC, any Person to whom any such shares are sold, assigned or otherwise transferred.

(n)	“Holder” means the Person in whose name shares of the Series B Preferred Stock are registered, which may be treated by the Corporation, Transfer Agent, paying agent and Conversion Agent as the absolute owner of such shares of Series B Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

(o)	“Liquidation Event” means any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(p)	“Organic Change” means any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation’s assets, exchange or tender offer by the Corporation or any of its subsidiaries, or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation and whether automatically or at their election) stock, securities or assets with respect to or in exchange for Common Stock.

(q)	“Permitted Transfer” means (i) a widespread public distribution of Common stock, including pursuant to Rule 144 under the Securities Act of 1933, as

Ex. A-2

amended, (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of Voting Securities or (iii) a transfer to a transferee that would control more than 50% of the Voting Securities without any transfer from the transferor.

(r)	“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

(s)	“Senior Stock” means any class or series of capital stock of the Corporation the terms of which expressly provide that such class or series will rank senior to the Common Stock or the Series B Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation (in each case, without regard to whether dividends accrue cumulatively or non-cumulatively).

(t)	“Transfer” means any sale, transfer, assignment or other disposition (including by merger, reorganization, operation of law or otherwise).

(u)	“Transfer Agent” means the Corporation acting as transfer agent, registrar, paying agent and Conversion Agent for the Series B Preferred Stock and its successors and assigns.

(v)	“Transfer Certification” shall have the meaning set forth in Article II, Paragraph F, Section 5(b).

(w)	“Voting Securities” means capital stock of the Corporation that is then entitled to vote generally in the election of directors of the Corporation.

3.	Dividends.

(a)

General. Each Holder shall be entitled to receive, with respect to the shares of Series B Preferred Stock held by such Holder, if, as and when declared by the Board of Directors or any duly authorized committee thereof, but only out of assets legally available therefor, dividends or distributions of the same amount, in an identical form of consideration and at the same time, as those dividends or distributions that would have been payable on the number of whole shares of Common Stock equal to the product of the Converted Stock Equivalent Amount and the number of such shares of Series B Preferred Stock (rounding any fractional shares resulting from such computation to the nearest whole number) such that no holder of Common Stock shall receive a dividend or distribution unless equivalent dividends or distributions (as described above) are also made to each share of Series B Preferred Stock, taking into account any adjustment to the Converted Stock Equivalent Amount as provided herein; provided that the foregoing shall not apply to any dividend or distribution payable in shares of Common Stock that results in an adjustment in the Converted Stock Equivalent Amount, as set forth in Article II, Paragraph F, Section 2 in the definition of

Ex. A-3

“Converted Stock Equivalent Amount.” The Corporation shall not declare a dividend or distribution to the holders of the Common Stock unless a dividend or distribution (as described above) is also made to the Holders in accordance with this Article II, Paragraph F, Section 3(a). Notwithstanding anything set forth in this Article II, Paragraph F, Section 3(a), if any dividend or distribution is payable in rights or warrants to subscribe for Common Stock or purchase Common Stock pursuant to a conversion feature in a debt or equity security, the corresponding dividend or distribution payable on the Series B Preferred Stock shall consist of an identical right or warrant except that such right or warrant shall be a right or warrant to subscribe for a number of shares of Series B Preferred Stock equal to the number of shares of Common Stock that would otherwise be subject to such right or warrant. The Series B Preferred Stock shall have no fixed dividend rate. Each declared dividend or distribution shall be payable to the holders of record of Series B Preferred Stock at the same time as dividends or distributions are payable to the holders of record of Common Stock. The Corporation shall not declare or pay a dividend or distribution to the holders of the Series B Preferred Stock other than as expressly provided in this Article II, Paragraph F, Section 3(a).

(b)	Priority of Dividends. The Series B Preferred Stock shall rank junior with regard to dividends to the Senior Stock. The Series B Preferred Stock shall have the same priority, with regard to dividends, as the Common Stock.

4.	Liquidation Rights.

(a)	Liquidation. In the event of a Liquidation Event, after payment or provision for payment of the debts and other liabilities of the Corporation and after any payment of the prior preferences and other rights of any Senior Stock shall have been made or irrevocably set apart for payment, the assets of the Corporation legally remaining available for distribution to the Corporation’s stockholders shall be distributed pro rata among (i) the holders of Common Stock, (ii) the Holders (with each such Holder being treated for this purpose as holding the number of whole shares of Common Stock equal to the product of the Converted Stock Equivalent Amount and the number of such shares of Series B Preferred Stock immediately prior to such Liquidation Event, excluding any fractional shares resulting from such computation), and (iii) the holders of any other securities of the Corporation having the right to participate in such distributions upon the occurrence of a Liquidation Event, in accordance with the respective terms thereof.

(b)	Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Article II, Paragraph F, Section 4, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the Holders receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Ex. A-4

5.	Conversion.

(a)	Conversion Upon Permitted Transfer or Approval by the Board of Directors. Shares of Series B Preferred Stock shall convert into a number of shares of Common Stock equal to the product of the number of shares of Series B Preferred Stock being converted and the Converted Stock Equivalent (i) automatically in the hands of a transferee immediately upon the consummation of a Permitted Transfer or (ii) if the Board of Directors acting in its sole and absolute discretion has approved such conversion and such conversion would not result in the holder of such shares beneficially owning, together with its Affiliates, more than 4.9% (or, in the case of Castle Creek Holder or GCP Holder only, 9.9%) of the outstanding shares of Common Stock, excluding for the purpose of this calculation any reduction in ownership resulting from Transfers by such holder and its affiliates of Common Stock (clauses (i) and (ii) together, the “Conversion Conditions”). Each certificate representing shares of Series B Preferred Stock in respect of which a conversion as occurred in accordance with this Article II, Paragraph F, Section 5(a) shall be deemed to represent the number of shares of Common Stock into which such shares of Series B Preferred Stock have converted. Upon a conversion pursuant to this Article II, Paragraph F, Section 5(a), each converted share of Series B Preferred Stock shall be cancelled and constitute an authorized but unissued share of preferred stock of the Corporation undesignated as to series.

(b)

Transfer Procedures. Upon the physical surrender of the certificate representing a share of Series B Preferred Stock converted pursuant to Article II, Paragraph F, Section 5(a) to the Corporation, together with a written certification to the effect that such shares of Series B Preferred Stock are being Transferred in accordance with Article II, Paragraph F, Section 5(a) hereof (a “Transfer Certification”), the Corporation will, or will cause the Transfer Agent to, issue and deliver a new certificate, registered as the Holder making the Transfer may request, representing the aggregate number of shares of Common Stock issued upon conversion of the shares of Series B Preferred Stock being Transferred pursuant to Article II, Paragraph F, Section 5(a) and represented by such certificate (provided that, if the transfer agent for the Common Stock is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and the transferee is eligible to receive shares through DTC, the Transfer Agent shall instead credit such number of full shares of Common Stock to such transferee’s balance account with DTC through its Deposit/Withdrawal at Custodian system). The failure of any Holder making the Transfer of shares of Series B Preferred Stock to deliver to the Corporation a Transfer Certification in accordance with this Article II, Paragraph F, Section 5(b) shall be deemed, for all purposes, to be a certification by such transferor Holder that such proposed Transfer shall not be made in accordance with Article II, Paragraph F, Section 5(a). In the event that

Ex. A-5

less than all of the shares of Series B Preferred Stock represented by a certificate are Transferred pursuant to Article II, Paragraph F, Section 5(a), the Corporation shall promptly issue a new certificate registered in the name of the transferor Holder representing such remaining shares of Series B Preferred Stock not subject to such Transfer.

(c)	No Responsibility of the Corporation. In connection with any Transfer or conversion of any shares of Series B Preferred Stock pursuant to or as permitted by Article II, Paragraph F, Section 5(a):

(i)	The Corporation shall be under no obligation to make any investigation of facts.

(ii)	Except as otherwise required by law, neither the Corporation nor any director, officer, employee or agent of the Corporation shall be liable in any manner for any action taken or omitted in good faith in connection with the registration of any such Transfer or the issuance of shares of Common Stock in connection with any such conversion.

(d)	Legend. Every certificate representing shares of Series B Preferred Stock shall bear a legend on the face thereof providing as follows:

“The shares of Series B Preferred Stock represented by this certificate are subject to provisions with respect to, including requirements for, sale, assignment or other transfer set forth in Article II, Paragraph F, Section 5 of the Corporation’s Articles of Incorporation, including a provision providing for automatic conversion of shares of Series B Preferred Stock into shares of Common Stock upon sale, assignment or other transfer pursuant to a Permitted Transfer (as defined therein).”

(e)	No Effect on Other Obligations. Nothing contained in this Article II, Paragraph F, Section 5 shall be deemed to eliminate or otherwise modify any other requirements applicable to Transfers under this Paragraph F or applicable law.

(f)	Conversion Date. Effective immediately prior to the close of business on any applicable Conversion Date, dividends shall no longer be declared on any such converted shares of Series B Preferred Stock, and such shares of Series B Preferred Stock shall represent only the right to receive shares of Common Stock issuable upon conversion of such shares; provided that Holders shall have the right to receive any declared and unpaid dividends as of the Conversion Date on such shares and any other payments to which they are otherwise entitled pursuant to the terms hereof.

(g)	Record Holder as of Conversion Date. The Person or Persons entitled to receive the Common Stock issuable upon conversion of Series B Preferred Stock or other

Ex. A-6

property issuable upon conversion of the Series B Preferred Stock on any applicable Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock immediately upon a Transfer made in accordance with Article II, Paragraph F, Section 5(a).

6.	Voting Rights.

(a)	General. The holders of the Series B Preferred Stock shall be entitled to notice of all shareholder meetings at which holders of Common Stock shall be entitled to vote; provided that notwithstanding any such notice, except as required by applicable law or as expressly set forth herein, the Holders shall not be entitled to vote on any matter presented to the shareholders of the Corporation for their action or consideration.

(b)	Approval Rights. In addition to any approval rights that may be required by applicable law, the consent of the Holders representing a majority of the number of shares of Common Stock into which the outstanding shares of Series B Preferred Stock are convertible (assuming for this purpose that each share of Series B Preferred Stock is convertible into the Converted Stock Equivalent Amount), given in person or by proxy, either in writing or by vote, at a special or annual meeting, voting or consenting as a separate class, shall be necessary to: (A) increase the authorized number of shares of Series B Preferred Stock; (B) enter any agreement, contract or understanding or otherwise incur any obligation which by its terms would violate or be in conflict in any material respect with, or significantly and adversely affect, the powers, rights or preferences of the Series B Preferred Stock designated hereunder; (C) amend the Articles of Incorporation or Bylaws of the Corporation, if such amendment would significantly and adversely alter, change or affect the powers, preferences or rights of the Holders; or (D) amend or waive any provision of this Article II, Paragraph F applicable to the Holders of the Series B Preferred Stock.

(c)	Action by Written Consent. Any action, including any vote required or permitted to be taken at any annual or special meeting of shareholders of the Corporation, that requires a separate vote of the Holders voting as a single class, may be adopted or taken by the Holders without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so adopted or taken, are signed by the Holders having not less than the minimum number of votes that would be required to adopt or take such action at a meeting at which all shares of Series B Preferred Stock entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to the Corporate Secretary of the Corporation at its principal executive office.

Ex. A-7

7.	Subdivision; Stock Splits; Combinations. The Corporation shall not at any time subdivide (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Series B Preferred Stock into a greater number of shares, or combine (by combination, reverse stock split or otherwise) its outstanding shares of Series B Preferred Stock into a smaller number of shares.

8.	Reorganization, Reclassification, Consolidation, Merger or Sale. In the event an Organic Change occurs, each share of Series B Preferred Stock shall be treated the same as each share of Common Stock, taking into account any adjustment of the Converted Stock Equivalent Amount. In the event that holders of shares of Common Stock have the option to elect the form of consideration to be received in such Organic Change, Holders shall have the same election privileges as the holders of Common Stock. In all cases, if any of the securities otherwise receivable pursuant to an Organic Change are “voting securities” for bank regulatory purposes, each Holder shall have the right to elect to receive non-“voting securities” in lieu thereof.

9.	Unissued or Reacquired Shares. Shares of Series B Preferred Stock that have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be retired upon their acquisition, shall not be reissued as shares of Series B Preferred Stock, and, upon the taking of any action required by law, shall be restored to the status of authorized but unissued shares of preferred stock of the Corporation without designation as to series.

10.	No Sinking Fund. Shares of Series B Preferred Stock are not subject to the operation of a sinking fund.

11.	Reservation of Common Stock.

(a)	Sufficient Shares. The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock or shares acquired by the Corporation, solely for issuance upon the conversion of shares of Series B Preferred Stock as provided in this Article II, Paragraph F to holders of such Series B Preferred Stock, free from any preemptive or other similar rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series B Preferred Stock then outstanding.

(b)	Free and Clear Delivery. All shares of Common Stock delivered upon conversion of the Series B Preferred Stock, shall, upon issuance, be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by the Holders).

(c)	Compliance with Law. Prior to the delivery of any securities that the Corporation shall be obligated to deliver upon conversion of the Series B Preferred Stock, the Corporation shall use its reasonable best efforts to comply with any federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

(d)	Listing. The Corporation hereby covenants and agrees that, if at any time the Common Stock shall be traded on the Nasdaq Global Select Market or any other national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed, so long as the Common Stock shall be so listed on such exchange, all the Common Stock issuable upon conversion of the Series B Preferred Stock; provided, however, that if the rules of such exchange require the Corporation to defer the listing of such Common Stock until the first conversion of Series B Preferred Stock into Common Stock in accordance with the provisions hereof, the Corporation covenants to list such Common Stock issuable upon conversion of the Series B Preferred Stock in accordance with the requirements of such exchange at such time.

Ex. A-8

12.	Transfer Agent, Conversion Agent and Paying Agent. The duly appointed Transfer Agent, Conversion Agent and paying agent for the Series B Preferred Stock shall initially be the Corporation. The Corporation may appoint a successor transfer agent that shall accept such appointment prior to the effectiveness of such removal. Upon any such appointment, the Corporation shall send notice thereof to the Holders.

13.	Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates are issued, the Corporation shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Corporation shall replace any certificate that becomes destroyed, stolen or lost, at the Holder’s expense, upon delivery to the Corporation and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity and bond that may be required by the Transfer Agent or the Corporation.

14.	No Closing of Books; Cooperation. The Corporation shall not close its books against the transfer of Series B Preferred Stock or of Common Stock issued or issuable upon conversion of Series B Preferred Stock in any manner which interferes with the timely conversion of Series B Preferred Stock. The Corporation shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Series B Preferred Stock hereunder (including, without limitation, making any governmental filings required to be made by the Corporation), but the Corporation shall not be obligated to reimburse any Holder for expenses incurred in connection therewith.

15.	Cash In Lieu of Fractional Interests. If any fractional interest in a share of capital stock would, except as otherwise required by this Article II, Paragraph F, be delivered upon any conversion of the Series B Preferred Stock, the Corporation, in lieu of delivering the fractional share therefor, shall pay an amount to the holder thereof equal to the market value of such fractional interest as of the date of conversion.

Ex. A-9

16.	Taxes.

(a)	Transfer Taxes. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series B Preferred Stock or shares of Common Stock or other securities issued on account of Series B Preferred Stock pursuant hereto or certificates representing such shares or securities; provided, however, that the Corporation shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series B Preferred Stock, shares of Common Stock or other securities in a name other than that in which the shares of Series B Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been, or will be, paid or is not payable.

(b)	Withholding. All payments and distributions (or deemed distributions) on the shares of Series B Preferred Stock (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of tax to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders.

17.	Notices. All notices referred to in this Article II, Paragraph F shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given: (i) upon receipt, when delivered personally; (ii) one Business Day after deposit with an overnight courier service; or (iii) three Business Days after the mailing thereof if sent by registered or certified mail (unless first class mail shall be specifically permitted for such notice under the terms of this Article II, Paragraph F) with postage prepaid, in each case addressed: (x) if to the Corporation, to its office at 330 Hospital Road, Tappahannock, Virginia 22560 (Attention: Corporate Secretary), or (y) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Corporation (which may include the records of the Transfer Agent) or (z) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given.

Ex. A-10